06002875

SEC[...]MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006

SEC FILE NUMBER
8- 34785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broadway Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 N E Loop 410
(No. and Street)

San Antonio (City) TX (State) 78209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith G. Kemple 210/283-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., LLP
(Name – *if individual, state last, first, middle name*)

100 N E Loop 410, Suite 1100 (Address) San Antonio (City) TX (State) 78216 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Judith G. Kemple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broadway Brokerage Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURETTE M. ADMIRE
Notary Public, State of Texas
My Commission expires
March 2, 2009

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- 1 ☒ (g) Computation of Net Capital.
- 1 ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- 1 ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- 1 ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1 Supplementary Schedules

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Table of Contents

PADGETT, STRATEMANN & CO., L.L.P.
Certified Public Accountants and Business Advisors

Independent Auditors' Report

To the Board of Directors
and Stockholder
Broadway Brokerage Services, Inc.
San Antonio, Texas

We have audited the accompanying balance sheets of Broadway Brokerage Services, Inc. (a wholly owned subsidiary of Broadway National Bank) (the "Company") as of December 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadway Brokerage Services, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co.

Certified Public Accountants
San Antonio, Texas
February 3, 2006

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Balance Sheets

December 31, 2005 and 2004

Assets

	2005	2004
Cash	**$ 830,878**	$ 679,587
Receivable from clearing firm	**54,687**	47,773
Furniture, fixtures, and equipment – net	**32,816**	46,172
Other assets	**14,281**	12,558
Total assets	**$ 932,662**	$ 786,090

Liabilities and Stockholder's Equity

	2005	2004
Liabilities		
Accounts payable and accrued expenses	**$ 23,348**	$ 41,415
State taxes payable	**10,196**	18,800
Total liabilities	**33,544**	60,215
Stockholder's Equity		
Common stock – $1 par value; 1,000,000 shares authorized; 50,000 shares issued and outstanding	**50,000**	50,000
Additional paid-in capital	**50,000**	50,000
Retained earnings	**799,118**	625,875
Total stockholder's equity	**899,118**	725,875
Total liabilities and stockholder's equity	**$ 932,662**	$ 786,090

Notes to financial statements form an integral part of these statements.

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Statements of Income

Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 745,915	$ 924,830
Interest income	18,942	5,829
Total revenues	764,857	930,659
Expenses:		
Employee compensation and benefits	256,544	449,255
General and administrative	335,070	237,270
Total expenses	591,614	686,525
Net income	$ 173,243	$ 244,134

Notes to financial statements form an integral part of these statements.

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2003	$ 50,000	$ 50,000	$ 631,741	$ 731,741
Net income – year ended December 31, 2004	-	-	244,134	244,134
Dividends paid	-	-	(250,000)	(250,000)
Balance at December 31, 2004	50,000	50,000	625,875	725,875
Net income – year ended December 31, 2005	-	-	173,243	173,243
Balance at December 31, 2005	**$ 50,000**	**$ 50,000**	**$ 799,118**	**$ 899,118**

Notes to financial statements form an integral part of these statements.

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

Increase (Decrease) in Cash

	2005	2004
Cash Flows From Operating Activities		
Net income	**$ 173,243**	$ 244,134
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**11,399**	13,277
Loss on disposal of equipment	**1,957**	-
Net change in:		
Receivable from clearing firm	**(6,914)**	29,672
Other assets	**(1,723)**	7,061
Accounts payable and accrued expenses	**(18,067)**	(21,495)
State taxes payable	**(8,604)**	15,819
Net cash provided by operating activities	**151,291**	288,468
Cash Flows From Investing Activities – purchases of furniture, fixtures, and equipment	-	(141)
Net cash used in investing activities	-	(141)
Cash Flows From Financing Activities – dividends paid	-	(250,000)
Net cash used in investing activities	-	(250,000)
Net increase in cash	**151,291**	38,327
Cash at beginning of year	**679,587**	641,260
Cash at end of year	**$ 830,878**	$ 679,587

Notes to financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

The accounting and reporting policies of Broadway Brokerage Services, Inc. (the "Company") conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Following is a summary of the Company's more significant accounting and reporting policies:

Nature of Operations

The Company, a wholly owned subsidiary of Broadway National Bank ("BNB"), is registered as a fully-disclosed, introducing broker/dealer under the Securities Exchange Act of 1934. As a broker/dealer, the Company is directly impacted by fluctuations in the debt and equity securities markets. The Company's customer base is primarily comprised of individuals residing in San Antonio, Texas, with the majority also being customers of BNB. The Company is subject to regulation by the National Association of Securities Dealers ("NASD") and various governmental agencies, including the Securities and Exchange Commission ("SEC") and the Texas Securities Department. These agencies may require certain standards or impose certain limitations based on their judgment.

The Company operates under a clearing agreement with National Financial Services Corporation ("NFS"), whereby NFS clears security transactions for the Company's customers and carries the accounts of the customers on a fully-disclosed basis as customers of NFS. The Company does not hold cash or securities in connection with these transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Security transactions and related revenues and expenses are recorded on a settlement date basis. Recording these transactions on a trade date basis would not have resulted in a material difference from that disclosed in the accompanying financial statements as of December 31, 2005 and 2004 and for the years then ended. Investment securities owned are stated at market value, with the resulting difference between amortized cost and market included in income. The Company did not hold any investment securities as of December 31, 2005 and 2004.

1. Summary of Significant Accounting Policies (continued)

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation, calculated on the straight-line method over their estimated useful lives.

Income Taxes

In March 1998, Broadway Bancshares Inc. ("BBI"), the parent company of BNB, for tax reporting purposes, elected S Corporation status under the Internal Revenue Code ("IRC"), and the Company elected to be treated as a Qualified S Subsidiary of BBI. As a result, effective January 1, 1998, the Company no longer incurs any federal income tax. Accordingly, the Company's earnings, along with other taxable income of BBI, will be reported by the stockholders of BBI on their federal and state income tax returns.

2. Related Party Transactions

For the year ended December 31, 2005, the Company paid an administrative charge of $22,800 to BNB for various services including human resources, marketing, and accounting. The Company also paid $27,600 for the lease office space from BNB.

For the year ended December 31, 2004, the Company and BNB suspended these payments, and no such amounts were paid to BNB during the year.

3. Employee Benefit Plans

Employees of the Company also participate in various employee benefit plans and the profit sharing plan of BBI. The Company contributes to BBI its share of the cost for participating employees. The profit sharing plan covers substantially all full-time employees who have completed 90 days of service. Payments to the plan are made at the discretion of the Board of Directors, not to exceed the maximum allowable deduction under provisions of the IRC. Employee benefit plan expense amounted to $18,533 and $42,319 in 2005 and 2004, respectively.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under Rule 15c3-1, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio were to exceed 10 to 1. At December 31, 2005, the Company had net capital of $644,923, which was $394,923 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1 at December 31, 2005. At December 31, 2004, the Company had net capital of $484,065, which was $234,065 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1 at December 31, 2004.

5. Subsequent Event – Planned Liquidation of the Company

During the first quarter of 2006, BNB plans to liquidate the Company, distribute its capital, and record future discount brokerage operations directly on the books of BNB. This action follows the execution of an agreement at the end of 2005 with a third-party vendor (Investment Professionals, Inc.) to operate the brokerage services of BNB on an outsourced contract basis for 2006 and the immediate future. Management is currently communicating with NASD regarding the winding down and liquidation of the Company and the regulatory requirements to do so in an orderly fashion.

Supplementary Information

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Schedule of Computation of Net Capital

December 31, 2005

Schedule I – Computation of Net Capital

Total stockholder's equity	$ 899,118
Deductions:	
Nonallowable assets:	
Furniture, fixtures, and equipment – net	(32,816)
Other assets	(14,281)
Haircuts on securities – computed pursuant to Rule 15c3-1	(16,054)
Commissions receivable – 12b-1 fees	(20,835)
Other deductions	(209)
Excess fidelity bond deductible	(170,000)
	$ 644,923

Schedule II – Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 23,348
State taxes payable	10,196
	$ 33,544

Schedule III – Computation of Basic Net Capital Requirements

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness of $60,215)	**$ 250,000**
Excess net capital	**$ 394,923**
Excess net capital at 1000%	**$ 641,569**
Ratio of aggregate indebtedness to net capital	**0.05 to 1**

There are no material differences in net capital as presented herein and as shown on the Company's Part IIA filing on Form X-17A-5 as of December 31, 2005.

See independent auditors' report on supplementary information.

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Computation of Reserve Requirement Pursuant to Rule 15c3-3

December 31, 2005

Schedule IV – Computation for Determination of Reserve Requirement

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

See independent auditors' report on supplementary information.

Broadway Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Broadway National Bank)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

Schedule V

	Market Value	Number of Items
Customers' fully-paid securities and excess margin securities not in the Company's possession or control as of December 31, 2005 for which instructions to reduce to possession or control had been issued as of December 31, 2004 but for which the required action was not taken within the time frames specified under rule 15c3-3	None	None
Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004 excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3	None	None

See independent auditors' report on supplementary information.

PADGETT, STRATEMANN & CO., L.L.P.
Certified Public Accountants and Business Advisors

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Stockholder
Broadway Brokerage Services, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements of Broadway Brokerage Services, Inc. (a wholly owned subsidiary of Broadway National Bank) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

100 N.E. Loop 410, Suite 1100, San Antonio, Texas 78216 • www.padgett-cpa.com
Phone (210) 828-6281 • (800) 879-4966 • Fax (210) 826-8606

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Padgett, Stratemann + Co.

Certified Public Accountants
San Antonio, Texas
February 3, 2006